Exhibit 99.1

Rogers Communications Declares 39.5 Cents per Share Quarterly Dividend

July 3, 2012 Payment Date Following June 15, 2012 Record Date

Quarterly Dividend of 39.5 Cents per Share Declared by Board Reflects 11% Increase Announced in February 2012

TORONTO, April 25, 2012 — Rogers Communications Inc. (“Rogers”) announced today that its Board of Directors declared a quarterly dividend totalling 39.5 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The quarterly dividend declared today will be paid on July 3, 2012 to shareholders of record on June 15, 2012, and is the second quarterly dividend to reflect the recently increased $1.58 per share annualized dividend level. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s leading providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;

Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

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